January 5, 2024

Coco Alex Yeoh
Chief Executive Officer
Empro Group Inc.
21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
Selangor, Malaysia

  **Re: Empro Group Inc.**
    **Draft Registration Statement on Form F-1**
    **Submitted December 29, 2023**
    **CIK No. 0002005569**

Dear Coco Alex Yeoh:

  Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically,

  Please provide interim financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

  We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

  Please contact Katherine Bagley at 202-551-2545 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and
           Services

cc:  Michael T. Campoli